Press Information

June 9, 2015

Philips announces exchange ratio for 2014 dividend in shares

Amsterdam, the Netherlands – Royal Philips (NYSE:PHG, AEX:PHIA) today announced that the exchange ratio for the dividend in shares for the year 2014 has been determined. The exchange ratio is 1 new common share for every 30.5329 existing common shares. This ratio was based on the volume weighted average price on NYSE Euronext Amsterdam of June 3, 4 and 5, 2015, of EUR 24.3963 and was calculated in a manner that the gross dividend in shares is approximately equal to the gross dividend in cash.

Both the dividend in cash and the dividend in shares will be made payable to shareholders from June 10, 2015. Dividend in shares is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). The dividend withholding tax per new share is EUR 0.03, which was taken into account in the calculation of the exchange ratio.

For 59.2% of the shares, an election was made for a share dividend and 17,671,990 new common shares were issued, resulting in a 1.9 % dilution. Following the payment of the dividend on June 10, 2015, the total issued share capital of Philips amounts to EUR 190,498,281 and represents 952,491,402 ordinary shares.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Tel.: +31 20 5977447
Email: investor.relations@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 108,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.